APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Ethiopic Restaurant
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
BOA Operations Account	-4,674.90
BOA Savings	500.00
Total Checking/Savings	-4,174.90
Other Current Assets	
Loan to Employee	9,100.00
Receivable from Baltimore LLC	53,237.20
Loan to Shareholder	33,000.00
Miscellaneous Receivable	17,918.29
Total Other Current Assets	113,255.49
Total Current Assets	109,080.59
Fixed Assets	
Furniture and Equipment	65,989.04
Leasehold Improvements	138,600.11
Vehicles	6,000.00
Accumulated Depreciation	-165,320.00
Total Fixed Assets	45,269.15
Other Assets	
Due From Shareholder	633.92
Original Artwork	10,370.33
Security Deposits	755.04
Intangible Assets	13,135.00
Accumulated Amortization	-8,537.75
Total Other Assets	16,356.54
TOTAL ASSETS	**170,706.28**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Capital One	12,328.34
Total Credit Cards	12,328.34
Other Current Liabilities	
Payroll Liabilities	
State Withholding	4,089.80
Health Insurance	1,747.33
Payroll Liabilities - Other	-61.09
Total Payroll Liabilities	5,776.04
Total Other Current Liabilities	5,776.04
Total Current Liabilities	18,104.38
Long Term Liabilities	
Bank of America LOC	44,420.77
Business Backer	76,762.31
On Deck LOC	28,460.34
ECDC Loan	39,245.79
Metro Washington Loan	38,877.98
Funding Circle	171,535.12
On Deck Capital	20,281.22

Ethiopic Restaurant
Balance Sheet
As of December 31, 2019

	Dec 31, 19
Loans From Individuals	
Bekele Beyene	4,700.00
Rachel Gebre	3,000.00
Total Loans From Individuals	7,700.00
Total Long Term Liabilities	427,283.53
Total Liabilities	445,387.91
Equity	
Capital Contributions	111,875.23
Retained Earnings	354,652.59
Shareholder Distributions	-703,994.26
Net Income	-37,215.19
Total Equity	-274,681.63
TOTAL LIABILITIES & EQUITY	170,706.28

Ethiopic Restaurant
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
Food and Beverage Sales	986,360.83
Total Income	986,360.83
Cost of Goods Sold	
Beer, Wine, Spirits	38,097.75
Food Purchases	161,325.57
Restaurant Supplies	4,302.29
Total COGS	203,725.61
Gross Profit	782,635.22
Expense	
Advertising and Promotion	10,772.87
Amortization Expense	876.00
Auto Expense	
Lease	15,025.80
Fuel, Repairs, and Maintenance	4,567.91
Total Auto Expense	19,593.71
Bank and Loan Fees	3,157.00
Charitable Contributions	1,350.00
Computer and Internet Expenses	2,430.39
Contract Labor	12,632.70
Credit Card Expenses	3,635.66
Health Insurance	6,732.30
Insurance Expense	17,343.77
Interest Expense	122,817.69
Meals	624.55
Merchant Service Fees	40,586.31
Miscellaneous Expense	6,506.55
Office Expense	1,290.03
Office Supplies	79.14
Payroll Expenses	
Owners' Salaries	70,407.81
Wages	182,626.65
Tips	98,425.42
Direct Deposit Fees	1,293.07
Payroll Expenses - Other	1,588.49
Total Payroll Expenses	354,341.44
Permits and Fees	10,830.96
Professional Fees	14,600.00
Rent Expense	99,343.61
Repairs, Maintenance, and Decor	22,259.47
Reservation Service	3,061.08
Storage Fees	9,776.91
Tax Expense	
Franchise Tax	200.00
Payroll Tax Expense	30,325.88
Miscellaneous Tax	308.96
Total Tax Expense	30,834.84
Telephone Expense	2,077.12
Utilities	22,296.31
Total Expense	819,850.41
Net Ordinary Income	-37,215.19
Net Income	**-37,215.19**

I, Meseret Bekele, certify that:

1. The financial statements of Ethiopic, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Ethiopic, LLC included in this Form reflects accurately the information reported on the tax return for Ethiopic, LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   *Meseret Bekele*

Name: Meseret Bekele

Title: owner